123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

April 10, 2017

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance, Office of Consumer Products

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

RE:	AutoZone, Inc.
Form 10-K for Fiscal Year Ended August 27, 2016
Filed October 24, 2016
File No. 1-10714

Dear Ms. Thompson:

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 27, 2016. Below is our response to the comments in your letter dated March 22, 2017. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Reconciliation of Non-GAAP Measures, page 31

1.	We note your presentation of cash flow before share repurchases and changes in debt. We also note your disclosure at the top of page 31 stating that your non-GAAP financial measures provide additional information for determining your optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders’ value. Please address the following comments:

•	Please tell us in detail why you believe the most directly comparable GAAP measure is the net increase/decrease in cash and cash equivalents line item from your statements of cash flows.

•	Please tell us why you believe the presentation of cash flow before share repurchases and change in debt provides useful information to investors and how management uses this non-GAAP measure, if at all. In this regard, we note that your current disclosures are fairly generic and do not address this specific measure; nor do they explain the purpose of this measure in enough detail that a reader can understand why the change in cash flows related to debt excludes the payments of capital lease obligations or why the change in cash flows related to common stock excludes the net proceeds from the sale of common stock.

•	This measure reflects that a portion of your share repurchases each year are effectively funded by an increase in your debt. In this regard, we note that the net cash generated from your operating activities is not sufficient to fund both your investing activities and your share repurchases. Given your reference to “determining your optimum capital structure,” please tell us how management determines the optimum capital structure, including the optimum amount of debt, and whether you believe this pattern of partially funding share repurchases with increases in debt is sustainable over the long-term given that optimum amount of debt. Also tell us how you considered explaining these matters to your investors to provide them with additional context in which to evaluate this measure.

•	Since this appears to be a liquidity measure, please tell us why you have not disclosed the amounts for the three major categories of the statement of cash flows when you present this measure.

AutoZone Response:

Management targets the Company’s debt portion of its capital structure to a 2.5:1 ratio of adjusted debt to EBITDAR (defined as earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense) in order to maintain its investment grade credit ratings. As an investment grade borrower we have access to more attractive debt financing. By maintaining this capital structure, our debt levels have and will continue to fluctuate with our EBITDAR. If we are able to continue to grow EBITDAR and are able to maintain the targeted debt levels of our capital structure, we believe partially funding share repurchases with debt is sustainable.

As debt levels have increased over time, management believes it is important to monitor available cash flows before share repurchases and changes in debt. We believe this non-GAAP measure provides both management and investors with information on the amount of remaining cash flows that are available to increase shareholder value in the form of share repurchases. Management has the ability to stop or redirect these cash flows at any time if cash flows are needed to fund other obligations or investments. Management prioritizes its capital allocation to invest in the business, primarily infrastructure, technology and new store openings, and utilize the remaining funds to increase shareholder value in the form of share repurchases, while maintaining debt levels that support our investment grade credit ratings. Therefore, we believe this non-GAAP measure represents a liquidity measure.

Management believes that the net change in cash and cash equivalents is the most directly comparable GAAP measure because starting with this amount requires the least number of adjustments to reconcile to the non-GAAP measure. As previously mentioned, our intent is to provide the reader the amount of funds available to management to pay down debt levels or repurchase shares.

Beginning with our next annual filing, we will revise our Liquidity and Capital Resources and the Reconciliation of Non-GAAP Financial Measures discussions to respond to the above comment. If we had included this revised disclosure in our Form 10-K for the year ended August 27, 2016, it would have read as follows (with key changes underlined):

Liquidity and Capital Resources – Debt Facilities section

For the fiscal year ended August 27, 2016, cash flow before share repurchases and changes in debt was $1.167 billion as compared to $1.108 billion during the comparable prior year period. Cash flow before share repurchases and changes in debt is calculated as the net increase or decrease in cash and cash equivalents less increases in debt plus share repurchases. We use cash flow before share repurchases and changes in debt to calculate the cash flows remaining and available to increase shareholder value in the form of share repurchases. We believe this is important information regarding our allocation of available capital where we prioritize investments in the business and utilize the remaining funds to repurchase shares, while maintaining debt levels that support our investment grade credit ratings. Refer to the “Reconciliation of Non-GAAP Financial Measures” section for further details of our calculation.

Reconciliation of Non-GAAP Financial Measures – Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt section

The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

	Fiscal Year Ended August
(in thousands)	2016	2015	2014	2013	2012
Net cash provided by/(used in):
Operating activities	$1,577,329	$1,525,123	$1,341,234	$1,415,011	$1,223,981
Investing activities	(505,835)	(567,911)	(447,968)	(527,295)	(374,761)
Financing activities	(1,052,797)	(896,702)	(911,557)	(847,022)	(843,433)
Effect of exchange rate changes on cash	(4,272)	(9,686)	585	(1,596)	(300)

Net increase/(decrease) in cash and cash equivalents	$14,425	$50,824	$(17,706)	$39,098	$5,487
Less: Increase in debt, excluding deferred financing costs	299,900	303,800	156,800	418,652	418,729
Plus: Share repurchases	1,452,462	1,271,416	1,099,212	1,387,315	1,362,869

Cash flow before share repurchases and changes in debt	$1,166,987	$1,018,440	$924,706	$1,007,761	$949,627

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly, AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles Chief Financial Officer and Executive Vice President Finance and Information Technology

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